Filed with the Securities and Exchange Commission on December 17, 1998.

                         Registration No. _____________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S - 3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  X-CEED, INC.
             (Exact name of registrant as specified in its charter)

                  488 Madison Avenue, New York, New York 10022
                                 (212) 753-5511
   (Address and telephone number of registrant's principal executive offices)

         New York                     3398               13-3006788
(State or other jurisdiction   (Standard Industrial     (IRS Employer
       of incorporation)        Classification Code)     I.D. Number)

                             Werner Haase, President
                                  X-ceed, Inc.
                  488 Madison Avenue, New York, New York 10022
                                 (212) 753-5511
            (Name, address and telephone number of agent for service)

         Copies of all              Richard J. Blumberg, Esq.
         communications to:         McLaughlin & Stern, LLP
                                    260 Madison Avenue
                                    New York, New York  10016

                                    (212) 448-1100

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statment shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

   Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement depending on market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__] ___

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__] ___

                         Calculation of Registration Fee

  Title of each class                                    Proposed            Proposed maximum
  of securities to be          Amount to be          maximum offering       aggregate offering           Amount of
      registered                registered            price per unit               price              registration fee

   Common Stock par           298,965 shares              $7.78                $2,325,948.00             $686.15 (1)
         value
    $.01 per share

         (1) Estimated for purposes of this filing pursuant to Rule 457(c) at $7.78 per share based upon the average of the closing bid and asked prices of $7.75 and $7.81215, respectively, on December 14, 1998.

PROSPECTUS


                                  X-CEED, INC.

            298,965 Shares of Common Stock, Par Value $.01 per Share.


                  This Prospectus relates to 298,965 shares of Common Stock of X-ceed, Inc. (the "Company"), par value $.01 per share (the "Shares"), which may be offered from time to time by the Selling Shareholders. See "Selling Shareholders." This Prospectus does not relate to the sale or issuance by the Company of any securities. Any Securities which are offered will be offered for the account of the Selling Shareholders, who will acquire the securities upon the exercise of warrants or who presently own restricted securities which the Company has agreed to register. The Company will receive the proceeds from the exercise of warrants payable by the Selling Shareholders upon the exercise of their warrants. However, the Company will not receive any proceeds from the sale of the Securities by the Selling Shareholders. The Company has been advised by the Selling Shareholders that there are no underwriting arrangements with respect to the sale of the Shares, that the Shares will be sold by the Selling Shareholders from time to time on the NASDAQ SmallCap Market at the then prevailing price and in private transactions at negotiated prices and that usual and customary brokerage fees, if any, will be paid by the Selling Shareholders in connection therewith.

                  The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol "XCED." The closing bid quotation for the Common Stock was $7.75 on December 14, 1998.

                             ----------------------
                  AN INVESTMENT IN THESE SECURITIES INVOLVES A
     HIGH DEGREE OF RISK. (See "Risk Factors" commencing on page 11 herein.)
                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is _______________, 1998.

                              AVAILABLE INFORMATION

                  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and information with the securities and exchange Commission (the "Commission"). Such reports may be inspected at the public reference facilities at the Commission at Judicial Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; Seven World Trade Center, 13th Floor, New York, NY 10048; Suite 500, 5757 Wilshire Boulevard, Los Angeles, California 90036-3648. Copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed dates.

                                -----------------

                  The Company has continued and will continue to furnish its security holders with annual reports containing audited financial statements at the end of each fiscal year. In addition, the Company may, from time to time, issue unaudited interim reports and financial statements.

THE FOLLOWING LEGEND WILL APPEAR IN RED INK ON THE FRONT PAGE OF THIS PROSPECTUS IN THE EVENT THAT THE PROSPECTUS IS CIRCULATED PRIOR TO BEING DECLARED EFFECTIVE BY THE COMMISSION:

         "The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell nor the solicitation of any offer to buy, nor shall there be any sale of these securities in any state in which such offers, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state."

                  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 relating to the securities offered hereby. This Prospectus is filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and other documents incorporated therein by reference. Copies of the Registration Statement and the exhibits thereto may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at the addresses set forth above.

                           FORWARD-LOOKING STATEMENTS

                  All statements other than statements of historical fact included in this Prospectus regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as those disclosed under "Risk Factors," including but not limited to, competitive factors and pricing pressures, loss of major customers, technological change or difficulties, product development risks, commercialization and trade difficulties and general economic conditions. Such statements reflect the current views of the Company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf are expressly qualified in their entirety by this paragraph.

                               PROSPECTUS SUMMARY

                  The following summary information does not purport to be complete and is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in this Prospectus or in documents incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                   THE COMPANY

                  The Company was originally incorporated under the name Trilling Resources, Ltd. It changed its name to Trilling Medical Technologies, Inc. in September 1987 and subsequently to Water-Jel Technologies, Inc. in July 1991. On February 20, 1998, shareholders approved a name change to X-ceed, Inc. and also approved a change in the Company's state of incorporation from New York to Delaware. The Company's executive offices are located at 488 Madison Avenue, New York, NY 10022 and its telephone number is (212) 753-5511.

                  Since the inception of the Company until 1996, the Company was primarily engaged in the development, manufacture and marketing of emergency first aid products for industry and on a limited basis for the consumer marketplace.

                  In July 1996, the Company acquired all of the outstanding stock of Journeycraft, Inc., a company engaged through its X-ceed Performance Group division ("The Performance Group") in providing services to corporations in the field of performance improvement services, Internet-based performance improvement programs and corporate communications and through its Journeycraft Travel Management division in providing travel management to corporate clients. The Company also acquired all of the outstanding stock of TheraCom Integrated Medical Communications, Inc.

("TheraCom"), which is engaged in training and communications in the health care industry and provides patient education in the area of women's health care and various aspects of prescription drugs.

                  During fiscal 1998, Company management decided on strategic acquisitions designed to let the Company evolve as a fully integrated marketing and communications company with Internet and interactive services at its core. The acquired companies were selected to be compatible with and complementary to the Company's primary existing operations, specifically The Performance Group and TheraCom, as well as with each other, thus affording the Company the opportunity to participate in the rapidly expanding Internet and interactive business sector.

                  The first of these acquisitions occurred just prior to the end of the Company's fiscal year, August 31, 1998, when the Company acquired Reset, Inc. ("Reset"). On September 9, 1998, the Company acquired Mercury Seven, Inc. ("Mercury Seven"), and subsequently on September 14, 1998, the Company acquired Zabit & Associates, Inc. ("Zabit & Associates"). All of these acquisitions were by way of a merger. Zabit & Associates was merged into the Company, and Reset and Mercury Seven were merged into newly created subsidiaries.

                  As presently constituted, the Company has two main divisions, Zabit & Associates and Water-Jel, and four subsidiaries, Journeycraft (consisting of The Performance Group and Journeycorp divisions), TheraCom, Reset and Mercury Seven. Set forth below is a description of each of the subsidiaries and divisions.

Journeycraft Subsidiary - The Performance Group Division

                  The Performance Group offers a full-service approach to its corporate clients for the establishment of specially designed performance improvement programs. This full-service approach consists of identifying the client's business objectives and budget parameters, as well as analyzing the demographics of the program's participants to arrive at the optimal type and mix of awards. As part of its services, The Performance Group offers a specially designed Internet technology, "Maestro," to communicate the business objectives and contest rules to participants as well as to maintain the excitement and enthusiasm for the program's objectives throughout the life of a program, which can range from three months to one year. Ongoing communication to the program participants of their ranking in the program and feed-back from the participants to management are the key factors by which a program sponsor achieves possible results and, ultimately, a measurable return on investment.

                  The Company believes that Maestro has the potential to significantly increase the Company's market share of performance improvement services; however, there can be no assurance that Maestro will serve to attract additional clients. In addition, competitors may adopt similar type programs. See "Risk Factors."

                  The Performance Group derives its revenues from service fees from clients for designing, executing and monitoring performance improvement programs and fees from Maestro, as well as from mark-ups on the merchandise and/or services provided as awards.

                  The Performance Group markets its services through direct contacts by its sales representatives with corporate sales, marketing and human resource executives. For the fiscal year ended August 31, 1998 ("fiscal 1998") the division had revenues of approximately $35,206,000, accounting for approximately 60% of the Company's total revenues.

                  Two clients of The Performance Group accounted for approximately 60% of the division's total revenues: Pfizer Pharmaceutical accounted for 35%, and MCI accounted for 15%. A loss of any one of these customers or a reduction in fees paid by any one of these customers could have a material effect on The Performance Group's revenues in the future. See "Risk Factors." The Performance Group is concentrating on building a wider client base, but there can be no assurance that these efforts will be successful. See "Risk Factors." The Company believes that the recently acquired companies may be able to introduce The Performance Group services to their respective corporate clients, which could possibly result in an expansion of the client base.

TheraCom Subsidiary

                  The TheraCom subsidiary is a medical communications agency. It offers continuing educational and training programs to doctors, pharmacists, nurses and other health care professionals. TheraCom's major clients are pharmaceutical companies, hospitals and managed care organizations which sponsor such programs. TheraCom provides all of the necessary services to organize such medical seminars including agenda preparation, procurement of faculty to lecture, publicity and travel and meeting place arrangements.

                  TheraCom has also expanded into providing health care education beyond the traditional channels. TheraCom has prepared, in conjunction with medical professionals, programs for patients in such areas as menopause, compliance with drug regimens, and psycho-social aspects of medicine.

                  TheraCom's current clients include Pfizer, Inc., Merck and Co., SmithKline Beecham, Schering-Plough Corp. and Novartis Pharmaceutical Corp. For fiscal 1998, TheraCom had revenues of $7,063,085. Pfizer, Inc. accounted for more than 85% of those revenues. A loss of Pfizer, Inc. could have a material effect on the Company's future revenues. See "Risk Factors."

Journeycraft Subsidiary - Journeycorp Division

                  The Journeycorp division provides comprehensive travel services primarily for business travel by corporate clients. Travel services include trip planning, reservations, ticketing, and other incidental services. In addition, the division acts as a consultant regarding corporate travel policy and travel budgeting. For these purposes, the division has created a management system which analyzes a corporation's historical travel expenses data in order to develop a definitive corporate travel policy and to enable the client to budget on an ongoing basis. The system also captures travel expense data and provides the client with a program to plan, account for and control travel and entertainment expenses. Like The Performance Group division, Journeycorp uses Internet technology and software to facilitate direct booking through the Internet, to access current data via e-mail and to quickly create travel expense reports and analyses.

                  Journeycorp derives its revenues primarily from commissions from suppliers and fees from customers generated by travel bookings. In addition, a portion of its revenues are derived from management or consulting fees charged to certain selected accounts. At the present time, the airlines are shifting away from paying travel agents fees, and as a result, this division is reorienting its customer relationships towards fee-based travel management. However, there can be no assurance that this reorientation will be successful. See "Risk Factors."

                  Journeycorp markets its services through direct contacts by its sales representative with clients, targeted direct mailings, and participation in trade shows. In fiscal 1998, Journeycorp had revenues of $10,988,000, accounting for approximately 18.6% of the Company's total revenues.

Water-Jel Division

                  The Water-Jel First Aid division manufactures and markets a proprietary line of first aid products for burns and a line of generic creams and ointments. The proprietary line of first aid products for burns consists of fire blankets, burn dressings and topical creams which are marketed to the industrial as well as, on a limited basis, the consumer marketplaces. The division's generic creams and ointment product line consists of hydrocortisone cream, triple antibiotic ointment, first aid cream, antiseptic gel and a hand and body lotion which are marketed under the WJ brand. The division also provides private label packing of its creams and ointment products to some of its customers. For the fiscal year ended August 31, 1998, the Water-Jel division's revenues accounted for approximately 10% of the Company's total revenues.

Reset Subsidiary

                  On August 29, 1998, the Company acquired Reset, Inc., a privately held company, by way of a merger. The consideration for the transaction was the issuance of "restricted" Common Stock having a market value of $6,250,000 in exchange for all of the issued and outstanding stock of Reset owned by its three principals. Reset currently operates as a wholly-owned subsidiary.

                  Reset  was  established  in 1996 and is  engaged  in  creating
Internet-based business solutions for corporate clients through Internet consulting, interactive marketing strategies and e-commerce development. At the present time, Reset derives 70% of its revenues by providing these services to the entertainment industry. Reset's current clients include, among others, Home Box Office, MCA, Inc., New Line Cinema, Warner Bros. Online, Consolidated Edison, Inc., and The Wall Street Journal. One client, Home Box Office, accounts for approximately 17% of its gross revenues.

Mercury Seven Subsidiary

                  On September 9, 1998 the Company completed the acquisition of Mercury Seven, Inc. ("Mercury Seven"), a privately held company, by way of merger. The Company paid a total consideration consisting of 1,073,333 shares of "restricted" Common Stock having a market value of $8,050,000 and cash of $1,500,000.

                  Mercury Seven was established in late 1996. The company is engaged in creating Internet-based business solutions for corporate clients through Internet consulting, interactive marketing strategies and e-commerce development. Mercury Seven's current clients include, among others, Spree.com, WorldNow/Gannaway, AnotherUniverse.com, Ericsson, Men's Health, the New York Rangers, and Madison Square Garden. Spree.com and Men's Health each account for approximately 10% of Mercury Seven's total revenues.

                  Mercury Seven is also the publisher and creator of ChannelSeven.com, an online network for Internet professionals worldwide. The network incorporates cross-marketing navigational techniques and centralized rich media advertising management to connect Internet professionals with valuable resources and services. In addition to the online network, ChannelSeven provides its core audience with printed publications, special industry events, a speaker's bureau and a subscription-based e-mail newsletter. ChannelSeven derives its revenues from advertising and sponsorships. The present advertisers and sponsors include, among others, Intel, Microsoft, DoubleClick, Ericsson and Cyberlabs, Inc.

Zabit & Associates Division

                  On September 14, 1998 the Company completed a Plan of Merger with Zabit & Associates, Inc. ("Zabit & Associates"), a privately held company, by which Zabit & Associates merged into the Company. The Company paid a total consideration which consisted of the issuance of 2,258,724 shares of "restricted" Common Stock and the issuance of four notes totaling 6,670,208. Two of the notes for $4.8 million are payable on or before March 15, 1999, and the other two notes for $1,930,208 are due on or before September 14, 2002. All of the notes bear interest. In separate transactions, the Company purchased all of the issued and outstanding stock of Water Street Design, Inc., a company engaged in design and production and owned by the principals of Zabit, for $2 million and the trade name and trademark of Zabit for $3.2 million in cash.

                  Zabit & Associates was established in 1993. Since its formation, the company has been engaged in advising organizations, primarily publicly held companies, in developing strategic communication solutions in connection with the dissemination of information to their employees, shareholders, customers and general public. At the current time approximately sixty (60%) percent of the division's revenues are derived from work performed in connection with the dissemination of information to employees regarding human resource programs, including compensation plans, 401(k) programs, health programs, stock option plans and other employee-related programs. The remaining forty (40%) percent of the division's revenues are derived from services for general employee communication, marketing communication and public relations services.

                  Currently, the division maintains an ongoing client consulting relationship with Aetna Life Insurance, Pitney Bowes, Dell Computer, McKesson Corp., Transamerica Corp., Oracle, and Fireman's Fund. Each of these clients has paid fees to Zabit & Associates in amounts exceeding $200,000 for services. In addition, Zabit & Associates has other ongoing clients such as Kaiser Permanente, Inc., Promus and Indiana Power and Light. Fireman's Fund presently accounts for more than fifteen (15%) percent of Zabit & Associates' total revenues. To date, Zabit & Associates has also generated fees of less than $200,000 from clients who include Starbucks, Applied Materials, United Airlines, Sears, Bechtel and Shell/Texaco.

                  Additionally, and as part of the Zabit transaction, the Company entered into an employment agreement with William Zabit, the principal owner of Zabit, making him President of X-ceed. His employment agreement is for a period of four years and provides for an annual salary of $400,000, with the potential for bonuses based upon performance and profitability of the Company.

                  The mergers of Reset, Mercury Seven and Zabit & Associates have been accounted for by the purchase method of accounting. As a result of these transactions, X-ceed's future financial statements will reflect good will and other intangibles of approximately $41 million.


                            OTHER RECENT DEVELOPMENTS

                  As part of the Company's new objectives to operate as an integrated marketing and communications company, the Company also entered into an employment agreement with Scott Mednick, who has assumed the position of Chairman of the Board of Directors along with Werner Haase as Co-Chairman. Mr. Mednick has also assumed the responsibilities of Chief Strategic Officer of the Company.

                  Mr. Mednick was the founder and past chairman and chief executive officer of THINK New Ideas, Inc. ("THINK"). Under Mr. Mednick's direction, THINK was named as one of the top interactive agencies of the year
(1995) by both Adweek and the Advertising Club of New York. Mr. Mednick enjoys a reputation as a highly respected marketing strategist and graphic designer.

                  Mr. Mednick's employment agreement is for a period of four years at an annual salary of $350,000 per year, together with bonuses based on the Company's performance and profitability. In addition, Mr. Mednick received a signing bonus of $960,000 payable in twelve monthly installments and options to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $6.00 per share. However, of the 1,000,000 shares, 500,000 may only be sold in increments of 100,000 shares when the market price of the Common Stock attains certain price levels, ranging from $12.00 a share to $24.00 a share. The foregoing restrictions are for a period of four years from the date of the employment agreement.

                  On November 19, 1998, Mr. Wolf Boehme joined the Company as its Chief Operations Officer. Prior to joining the Company since 1986, Mr. Boehme served as operations controller for Bloomberg Financial Markets.

                             SELECTED FINANCIAL DATA

                  The selected financial data presented below for the Company's statements of operations for the years ended August 31, 1998, 1997 and 1996 and the balance sheet data at August

31, 1998 and 1997 are derived from the Company's financial statements which have been audited by Holtz Rubenstein & Co., LLP, independent public accountants, and which are incorporated by reference. The statement of operations data for the years ended August 31, 1995 and 1994 and the balance sheet data at August 31, 1996, 1995 and 1994 are derived from audited financial statements of the Company which are not included in this Registration Statement.


                                                                 Year Ended August 31,
                                  ------------------------------------------------------------------------------
                                         1998            1997             1996             1995            1994
                                         ----            ----             ----             ----            ----
                                                       (in thousands, except per share amounts)
                                                       ----------------------------------------

Income Statement Data:
Net Revenues                               $59,198          $62,885         $54,864          $43,515          $41,333

Operating income (loss)                     $1,600           $3,924          $1,219           $2,770           $(302)

Net income                                  $1,550           $1,877            $632           $2,131         $(1,353)

Net income (loss) per
   common share
   -Basic                                    $0.20            $0.27           $0.09            $0.30          $(0.20)
   -Diluted                                  $0.18            $0.26           $0.09            $0.30          $(0.20)

Weighted average number
   of shares outstanding (1)
   -Basic                                7,755,795        7,023,770       7,001,295        6,999,180        6,738,327
   -Diluted                              8,607,636        7,339,625       7,394,012        7,079,388        6,790,310


Balance Sheet Data:
Working capital                            $17,333          $10,042          $7,964           $5,199           $3,854

Total assets                               $34,716          $18,800         $17,383          $17,475          $13,143

Long-term debt                                 -0-              $52             $91             $130              $18
                                               -0-              -0-             -0-              -0-              -0-
Cash Dividends

---------------------------
         (1) Net income per common share and weighted average number of shares outstanding data for periods prior to December 31, 1997 have been retroactively restated to reflect computation under Financial Accounting Standards Board Statement No. 128 "Earnings Per Share."

                                  THE OFFERING

Common Stock               -        298,875 shares of Common Stock consisting of
                                    98,875 shares of  restricted  stock  owned
                                    by four Selling  Shareholders  and  200,000
                                    shares underlying  200,000 warrants granted
                                    to two Selling  Shareholders.  The warrants
                                    permit the holders  thereof to purchase  one
                                    share of  Common   Stock  for  each  warrant
                                    at exercise prices of $2.00 per share for 100,000 shares and $2.19 per share for 100,000 shares.

                                    All expenses relating to the registration of these securities, estimated at $11,500, will be borne by the Company.

Use of Proceeds          -          The  Company  will not receive
                                    any   proceeds   from   the   sale   of  the
                                    securities.   However,   the  Company   will
                                    receive $419,000, assuming those Sellers who hold warrants elect to exercise all of their options.

                                  RISK FACTORS

                  A purchase of the securities offered hereby involves a high degree of risk and prospective purchasers should consider the following Risk Factors as well as the other information contained in this Prospectus and the exhibits attached to the Registration Statement as well as Exhibits incorporated by reference herein.

Competition Faced by the Company

                  Mercury Seven and Reset, the Company's Internet and interactive subsidiaries, provide services in a highly competitive market. These two subsidiaries compete with local, national and global web consultancy, web development and interactive companies as well as national and global advertising and communications companies which have begun to develop or acquire these capabilities. Some of Mercury Seven's and Reset's competitors have longer operating histories, longer client relationships and greater financial and technological resources. There can be no assurance that existing or future competitors will not develop superior Internet technologies, develop greater expertise in interactive marketing strategies or take smarter e-commerce solutions to market, including pricing advantages, all of which could have a material adverse effect on the financial condition and operating results of the Company.

                  The Performance Group division offers performance improvement and communications services to corporate clients in a highly competitive marketplace. Well-established companies such as Maritz, Inc., Carlson Marketing Group, Inc. and B.I. Performance Group, Inc. have greater name recognition and a much broader customer base and generate revenues far in excess of The Performance Group. In addition, The Performance Group competes with numerous smaller incentive marketing companies and consultants, and, at times, has to compete with corporations' in-house staff which designs and executes performance improvement and communications programs. Only recently, The Performance Group introduced "Maestro," a proprietary Inter- and intranet software product applying net-based technology to the performance improvement sector. While The Performance Group believes that this technology is unique, competitors may develop their own software and compete against The Performance Group in the market.

                  The Zabit & Associates division competes with several companies, including Andersen Consulting, Towers and Perrin, William M. Mercer & Company and Watson Wyatt Worldwide. Zabit & Associates' competitors for the most part have longer operating histories, longer client relationships, greater financial resources and greater technological resources than Zabit & Associates. While Zabit & Associates believes it can effectively compete and has within the last five years developed a significant client base, there can be no assurances that Zabit & Associates will be able to keep the present client base or attract new clients. In the event Zabit & Associates cannot compete effectively , this could have a material effect on the financial condition and operating results of the Company.

                  The TheraCom subsidiary, which provides integrated training, communications and data to the health care industry, competes with many consultants who provide similar services to the health care industry. TheraCom competes on the basis of price and quality of its services. To date, TheraCom has only one significant customer, Pfizer, Inc. TheraCom is attempting to broaden its client base, and no assurances can be made that it will be able to effectively compete.

                  The Journeycorp division, which provides comprehensive travel services for business travel, faces intense competition, since there are more than 30,000 travel agents in the United States which are capable of providing business travel services. In addition, the ongoing consolidation in the travel industry has created mega-agencies, national and global in scope, which have resulted in an escalation of competition in this industry.

                  The Water-Jel division manufactures and markets a line of first aid products for burns and a line of generic creams and ointments. There are other companies, such as Spenco Medical Corporation, C.R. Bard, Inc. and Johnson & Johnson, which manufacture similar first aid products for burns. These companies have been established for a longer period of time, are better established and have financial resources and facilities which are greater than the division's. While some segments of the burn first aid market are dominated by large manufacturers, other segments of the market are characterized by intense competition among smaller manufacturers such as Water-Jel.

Market and Technological Change Affecting Journeycorp and The Performance Group

                  Several of the markets in which the Company's products and services are offered are undergoing technological advances and other changes. In particular, and with respect to Journeycorp, the airlines have lowered the commissions they are willing to pay travel agents. As a result, the corporate travel business is changing from commission paid by suppliers to fee-based services in which corporate travel service providers such as Journeycorp are paid fixed fees by their clients in lieu of commissions based upon the volume of travel services purchased. These developments have tended to reduce the revenues available to travel service providers such as Journeycorp. Also, the corporate travel business is experiencing technological changes such as "ticketless" air travel and Internet-based reservation systems which tends to reduce the need for outside travel agents. These changes are further accelerating the trend for travel service businesses to act as consultants working for fixed fees rather than commission-based booking agencies. With respect to The Performance Group, a significant amount of its business is based upon the development of innovative technologies for delivering incentive programs using the Internet. The Internet is characterized by rapid technological advances which may render The Performance Group's technologies, specifically Maestro, out-of-date or obsolete. There is no assurance that The Performance Group will be in a position to adapt to such technological advances and market changes.

Risks of Integration

                  In light of the recent acquisitions of Reset, Mercury Seven and Zabit & Associates, the Company's success will depend in part on its ability to manage the combined operations of those companies and to integrate the operations of these companies along with its other subsidiaries and divisions into a single organizational structure. There can be no assurance that the Company will be able to effectively integrate the operations of its subsidiaries and divisions into a single organizational structure. Integration of these operations could also place additional pressures on management as well as on the key technical resources of the Company. The failure to successfully manage this integration could have an adverse material effect on the Company. Finally, while it is management's belief that the newly acquired entities can market these services to the Company's existing clients as well as market the Company's established businesses to existing clients of the newly acquired companies, there can be no assurance that the cross-marketing will be achieved or sustained.

Future Capital Requirements

                  The acquisitions of Mercury Seven and Zabit & Associates required the Company at closing to pay cash as part of the consideration: $1.5 million in the case of Mercury Seven and $5.2 million in the case of Zabit & Associates, which includes Water Street Design, Inc. The Zabit & Associates transaction also requires the Company to pay an additional $4.8 million in March 1999 and $1.9 million on or before September 14, 2002, together with interest. While the Company believes that its present cash position and cash flow from operations will be sufficient to fund its operations and provide for further expansion, the Company may require additional financing to sustain further growth and expand its business. There can be no assurance that the Company will be able to successfully negotiate or obtain additional financing or that such financing will be on terms favorable or acceptable to the Company. The failure to secure necessary financing could have a material adverse impact on the Company.

Dependence on the Internet's Developing Market

                  The Company's ability, primarily through Reset and Mercury Seven, to derive revenues by providing marketing solutions through the use of the Internet will depend in part upon a robust industry and the infrastructure for providing Internet access and the management of Internet traffic. While the Internet has made significant improvements in both accessing and managing traffic, there can be no assurance that as more demand is made upon the Internet technological improvements will keep pace. Additionally, critical issues concerning the use of the Internet, including security, reliability, cost, ease of use and access and quality of service still remain to be resolved, and as such the Internet may prove not to be a commercially viable marketplace. This could result in impacting the Company's future operating results.

Rapid Technological Changes in Interactive Marketing Services

                  The market for such interactive marketing services as the Company provides through its Reset and Mercury Seven subsidiaries is characterized by rapid changes in technology. As such it will require the Company to maintain its technical competence to effectively compete with other integrated marketing service providers as well as traditional advertising agencies. There can be no assurance that the Company will be successful in providing competitive solutions to its clients. Failure to do so could result in the loss of existing customers or the inability to attract and retain new customers, and as a result, this could have a material adverse effect on the business, financial condition and operating results of the Company.

Project Profit Exposures; Need to Develop Recurring Revenue

                  Zabit & Associates, Mercury Seven and Reset normally generate a substantial majority of their revenue through project fees on fixed fee-for-service basis. Zabit & Associates, Mercury Seven and Reset assume greater financial risk on fixed-price type contracts than on either time- and material- or cost-reimbursable contract. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce Zabit & Associates, Mercury Seven and Reset's profit or cause a loss. Although the majority of Zabit & Associates, Mercury Seven and Reset's projects typically last six to twelve weeks and therefore each individual short-term project creates less exposure than a long-term fixed-price contract, in the event Zabit & Associates, Mercury Seven and Reset do not accurately anticipate the progress of a number of significant revenue-generating projects, it could have a material adverse effect on Zabit & Associates, Mercury Seven and Reset's operating results. Zabit & Associates, Mercury Seven and Reset's future success will depend in part on their ability to convert their project-by-project relationships to continuing relationships characterized by recurring revenue. There can be no assurance that Zabit & Associates', Mercury Seven's and Reset's efforts will be successful.

Dependence on Few Customers

                  At the present time, approximately 85% of TheraCom's services are supplied to one customer, Pfizer, Inc. ("Pfizer"). Of the revenues from The Performance Group's business, for the fiscal year ended August 31, 1998, 60% was derived from two clients, Pfizer and MCI Communications, Inc., which represent 45% of revenues and 15% of The Performance Group's revenues, respectively. The loss of either of these clients or a reduction in the amount of business generated from these two clients could materially adversely affect the Company's future business and prospects. While both TheraCom and The Performance Group are attempting to increase their client bases, there can be no assurance that such efforts will be successful.

No Contracts with Customers

                  The Company does not have written agreements with all of its customers or clients, or such agreements are terminable at will upon relatively short notice. Unexpected or other termination of relations with significant customers could adversely affect the Company's business and prospects. See "Competition" and "Dependence on Few Customers."

Market Acceptance for Company's Products and Services

                  The Company believes that its ability to market its products and services requires educating potential users as to their benefits and applications. This is particularly true for the Internet technologies developed by The Performance Group and the first aid product line for burns manufactured by the Water-Jel division. No assurance can be given that the Company will be able to successfully increase the market for its products and services.

Limited Patents and Proprietary Information

The Performance Group

                  The Performance Group division has developed a proprietary software, "Maestro," which is designed to enable clients to communicate business objectives, track and report sales and deliver awards over the Internet. The clients who elect to utilize Maestro do not receive the software, but rather are only granted a license to utilize the software, which is at all times maintained at the Company's offices. The clients feed information to the "Maestro" program over the Internet by using a sign-on identification and password. The clients can thereafter gain access with the proper password to Maestro to enable them to evaluate the progress of their awards program. The Company does not presently hold a copyright to the Maestro software but intends to apply with the US Patent and Trademark office for protection as well as a trademark on the name "Maestro." The actual software is retained under stringent controls at the Company's offices and only four people within the Company and under confidentiality agreements have access to the software and code. Should the Company's Maestro software and other proprietary technology be disclosed publicly, the business and prospects of The Performance Group could be adversely affected. Likewise, and if there was public disclosure of the software and codes, the Company at the present time may have no or very limited legal recourse, unless the Company could demonstrate that the codes and software were illegally converted or taken or that the clients violated their licence agreements with the Company.

Water-Jel

                  The design of Water-Jel's Fire Blanket products was protected by United States and foreign patents which were assigned to Water-Jel in 1979 and 1985. The United States patent which protected a substantial portion of Water-Jel's technology expired in 1992. New competitors may now enter Water-Jel's markets. Water-Jel may be materially and adversely affected if Water-Jel should fail to establish a secure market base before the entrance of significant new competitors now that the original United States patent has expired. See "Competition." Further, in January 1995,

Water-Jel was granted a patent for a synthetic fabric containing a therapeutic, non-toxic, water-soluble and bio-degradable gel used in Water-Jel's Burn Dressing product line. This patent expires in April 2014. However, no assurance can be given that this patent will prove enforceable or prevent others from marketing products similar to, or which perform comparable functions as Water-Jel's products at the current time, the Water-Jel burn dressing products covered by this patent account for approximately thirty percent (30%) of Water-Jel's revenues.

Government Regulation by the Food and Drug Administration

                  Water-Jel's emergency first aid products and manufacturing practices are subject to regulation by the Food and Drug Administration ("FDA") as well as by similar foreign authorities. The Water-Jel Fire Blanket and Burn Dressing are medical devices subject to regulation by the FDA. Water-Jel's generic creams and ointment, Burn Jel and UnBurn line are classified as over-the-counter drugs. FDA requirements include adherence to good manufacturing practices, proper labeling, and either premarket notification under section 510(k) of the Medical Device Amendments to the Federal Food, Drug and Cosmetics Act or premarket approval (depending on the category of product) prior to commercial marketing in the United States. Water-Jel is also subject to periodic inspections by the FDA relating to good manufacturing practices. The FDA has the authority to require a suspension of manufacturing operations if it finds serious deficiencies. Additional regulation may, in the future, be imposed by Federal, state or local authorities, particularly the FDA. Any new products will also be subject to review of various regulatory authorities in virtually every foreign country in which such products are offered for sale. To the extent that any new products which Water-Jel may develop are deemed to be new pharmaceutical or new medical devices, such products will require FDA and other regulatory clearance and/or approvals prior to marketing. Such governmental regulation may prevent or substantially delay the marketing of any products developed by Water-Jel, cause Water-Jel to undertake costly procedures, and furnish a competitive advantage to the more substantially capitalized companies which compete with Water-Jel. There can be no assurance that Water-Jel will have the requisite financial resources to complete the regulatory approval process with respect to any new products which may be developed.

Product Liability

                  To date, there have been no material claims on threatened claims against the Company by users of its products, particularly the Water-Jel products, based on a failure to perform as specified. In the event that any claims for substantial amounts were to be asserted against the Company, they could have a materially adverse effect on the Company's financial condition and its ability to distribute its products. The Company maintains $11,000,000 of general product liability insurance. There is no assurance that this amount will be sufficient to cover potential claims or that the present amount of insurance can be maintained at the present level of cost.

Dependence on Management

                  The Company is significantly dependent upon the continued availability of Werner Haase, its Co-Chairman and CEO, William Zabit, who became President upon the acquisition of

Zabit & Associates, and Scott Mednick, Chairman and Chief Strategic Officer. Mr. Haase is under an employment agreement with the Company which terminates in May 2001, and both Mr. Zabit and Mr. Mednick are under employment agreements with the Company until December 2002. The loss or unavailability of Mr. Haase or Mr. Zabit or Mr. Mednick to the Company for an extended period of time would have a material adverse effect on the Company's business operations and prospects. To the extent that Mr. Haase's, Mr. Zabit's or Mr. Mednick's services would be unavailable to the Company for any reason, the Company would be required to procure other personnel to manage and operate the Company. There can be no assurance that the Company would be able to locate or employ such qualified personnel on acceptable terms. At the present time, the Company does not have "key man" life insurance covering any of the principal officers of the Company.

Control

                  Werner Haase, Co-Chairman and CEO of the Company, and his wife Nurit Kahane, who is a Senior Vice President of the Company, own together a total of 2,319,374 shares of the Company's Common Stock, and Mr. Zabit owns 1,048,675 shares, which together represent approximately 27% of the total shares outstanding. Under Delaware law, a simple majority of stockholders may constitute a quorum for a meeting of stockholders and may effect any action requiring a vote of stockholders. There are no requirements for supermajority votes on any matter, nor is there any cumulative voting for directors. Therefore, Mr. Haase, his wife and Mr. Zabit, as a group, will be in a position to substantially influence the election of directors and the conduct of the Company's affairs.

Maintenance Criteria for NASDAQ Securities; Penny Stock Rules

                  The Company's Common Stock is currently quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") for the SmallCap Market. To maintain its listing on the NASDAQ SmallCap Market, the Company must continue to be registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and have total assets of at least $2,000,000, total stockholders' equity of at least $1,000,000, a public float of at least 100,000 shares with a market value of at least $1,000,000, at least 300 holders, a minimum bid price of $1.00 per share and at least two market makers. In addition, NASDAQ has proposed increasing the requirements for maintaining a NASDAQ SmallCap listing to require either: (1) net tangible assets of at least $2,000,000 or $1,000,000, (2) a market capitalization of $35,000,000 or (3) net income in at least two of the last three years of $500,000 and a public float of at least 500,000 shares with a market value of at least $1,000,000. The Company currently meets all the proposed requirements for maintenance of its listing on the NASDAQ SmallCap Market. There can be no assurance that the Company in the future will be able to meet the requirements for continued listing on the NASDAQ SmallCap Market with respect to the Common Stock. If the Company's securities fail to maintain NASDAQ SmallCap Market listing, the market value of the Common Stock likely would decline and purchasers likely would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

                  In addition, if the Company fails to maintain NASDAQ SmallCap Market listing for its securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of the Company's securities held in the customer's account. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in the Company's securities, they would become less willing to engage in transactions, thereby making it more difficult for purchasers in this Offering to dispose of their shares. At the present time, the Company has an application pending with NASDAQ for listing on the NASDAQ National Market.

Future Sales of Common Stock

                  As of the current time, there are presently 13,608,521 shares of the Common Stock outstanding. Approximately 6,863,932 of the outstanding shares are deemed to be "restricted securities" ("Restricted Securities") within the meaning of Rule 144 promulgated under the Securities Act of 1933 (the "Act") by virtue of the fact that they are held by "affiliates" of the Company. Of the Restricted Securities, approximately 2,319,375 are currently eligible for public sale in accordance with Rule 144. Sales made pursuant to Rule 144 could have an adverse effect on the price of the Common Stock.

No Dividends

                  The Company has not paid any cash dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not anticipate paying any cash dividends in the foreseeable future. It is anticipated that earnings, if any, which may be generated from operations will be used to finance the operations of the Company.

Year 2000 Compliance

                  The Company has taken remedial steps to ensure that its computer systems are compliant with the Year 2000 ("Y2K"). In this regard, The Performance Group has purchased for internal operations new personal computers
(PCs)  which have been  tested by the  National  Software  Testing  Laboratories
(NSTL) and have been certified as Y2K compliant. With respect to client support, the division has upgraded its software at no extra cost and is compliant with Y2K. With respect to the Company's internal software affecting accounting systems and telecommunications, the Company estimates that it will be required to purchase additional equipment for $15,000 in order to achieve Y2K compliance in this area. With respect to the Journeycorp division reservation systems, the division utilizes PC hardware provided by the Sabre Group, the American Airlines reservations system. American Airlines has given the Company assurances that their reservations system will be Y2K compliant. Since airline reservations can be made within a year before the actual flight, American Airlines has until January 1, 1999 to achieve Y2K compliance. In the event American Airlines fails to achieve compliance in a timely manner, this could result in material adverse consequences to Journeycorp's operations and would affect its ability to provide reservations and ticketing for its clients.

                                 USE OF PROCEEDS

                  Assuming those Selling Shareholders who hold warrants (two in number) exercise all of their warrants, the total proceeds to the Company would amount to $419,000. Expenses of the registration, including legal fees, accounting fees, Blue Sky fees and miscellaneous expenses are estimated at $11,500, which would leave net proceeds to the Company from the exercise of the options of $407,500. Any net proceeds will be added to the working capital of the Company. The Company will not receive any proceeds from the sale of the 98,875 shares of Common Stock by the four other Selling Shareholders.

                              SELLING SHAREHOLDERS

                  The 298,875 shares of Common Stock being offered hereby are held by six selling shareholders. A Selling Shareholder listed below may choose not to sell all of the shares of Common Stock owned by such Selling Shareholder in this offering. The chart below sets forth the number of shares to be offered for sale by each such Selling Shareholder, which information was furnished to the Company by each such Selling Shareholder. The chart also sets forth the amount and percentage of Common Stock to be owned by each after completion of the offering, assuming the sale of all such shares owned by such Selling Shareholder. Unless otherwise indicated, none of the Selling Shareholders listed below has held any position with the Company in the last three years. The Selling Shareholders have not entered into any arrangements regarding the sale of their shares and have informed the Company that any shares sold would be sold in normal brokerage transactions.

                            Securities Owned   Securities    Securities to Be
Name                        before Offering    To Be Sold   Owned after Offering
----                        ---------------    ----------   --------------------
Adrian Oradean (1)              337,500           21,775          315,725
James Altucher (1)              456,250           29,435          426,815
Michel Maitenaz (1)             456,250           29,435          426,815
JDW Partners, Inc. (2)           18,230           18,230            -0-
Whale Securities, Inc. (3)      100,000 (4)      100,000            -0-
Jason H. Pollack (5)            100,000          100,000            -0-

--------------
         (1) Messrs. Oradean, Altucher and Maitenaz were the former owners of Reset. In connection with the merger agreement, the Company agreed to register a sufficient number of shares of the Company's Common Stock received in the merger by the parties to yield them, as a group, proceeds of $625,000. Messrs. Oradean, Altucher and Maitenaz also entered into three-year employment agreements with the company. The three individuals are responsible for the day-to-day operation of the Reset subsidiary. The balance of the shares of the Company's Common Stock held by these individuals are "restricted" shares and may only be sold pursuant to a registration statement or an exemption from registration.

         (2) JDW Partners, Inc. ("JDW") was responsible for the introduction of Reset to the Company. Pursuant to a formal agreement between the Company and JDW and authorized by the Board of Directors, the Company agreed to pay JDW a fee of one and three-quarters percent (.0175%) of the total consideration paid by the Company to the owners of Reset ($6,250,000). By agreement, the fee was paid by the issuance of 18,230 "restricted" shares.

         (3) On July 1, 1997, the Company entered into a consulting agreement with Whale Securities Co., LP ("Whale"), a registered broker-dealer and member of the NASD. Pursuant to the agreement, Whale is to render consulting services to the Company for a period of two years. In consideration of the services to be performed by Whale, the Company agreed to grant Whale 100,000 warrants entitling Whale to purchase 100,000 shares of the Common Stock at an exercise price of $2.00 per share. The exercise price was based on the closing bid price as of the date of grant. The warrants expire on June 30, 2001. The warrants vest at the rate of 4,165 warrants at the end of each month for 23 months during the term of the agreement and at the rate of 4,205 at the end of the 24th month. At the current time, only 70,805 warrants have vested.

         (4) Whale makes a market in the Company's Common Stock and as such and from time to time may own the Company's Common Stock in its trading account. Whale has advised the Company that its only investment in the Company consists of the 100,000 warrants which are held in Whale's investment account.

         (5) On February 11, 1998, the Company entered into a Merger and Acquisition Consulting Agreement with Jason Pollack ("Pollack"). Pursuant to the terms of the Agreement, Pollack is to render services for one year to the Company to locate potential acquisitions and implement mergers and such acquisitions. The agreement provides that Pollack is to receive 100,000 warrants for his services entitling Pollack to purchase 100,000 shares at an exercise price of $2.19 per share based on the closing bid price on the date of grant. The warrants vest at the end of each month at the rate of 8,337 warrants. At the current time, only 83,337 warrants have vested.

                                       20

                              PLAN OF DISTRIBUTION

                  The shares are being offered for the respective accounts of the Selling Shareholders. The Company will not receive any of the proceeds from the sale of securities. The Company will, however, receive the proceeds of the exercise prices of the warrants of $2.00 and $2.19 respectively for gross proceeds of $419,000 assuming the Selling Shareholders exercise all of their warrants.

                  The sale for the  shares by the  Selling  Shareholders  may be effected from time to time in transactions on the NASDAQ SmallCap Market, at fixed prices or negotiated prices relating to the then prevailing market price. The Selling Shareholders may effect such transaction by selling the Securities to or through registered broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and for the purchases of the Securities for which such broker-dealers may act as agent or to whom they may sell as principal or both.

                  The Selling Shareholders and any broker-dealers who act in connection with the Sale of the securities hereunder may be deemed to be "underwriters" within the meaning of Section 2 (11) or the Securities Act and any commissions received by them and any profit received by them on any sale of the Securities as principal might be deemed to represent underwriting discounts or commissions under the Securities Act.

                                  LEGAL MATTERS

                  Certain legal matters in connection with this offering are being passed upon for the Company by McLaughlin & Stern, LLP, 260 Madison Avenue, New York, New York 10016.

                                     EXPERTS

                  The financial statements of X-ceed, Inc. for the fiscal years ended August 31, 1998, 1997 and 1996, incorporated by reference from the Company's annual report on Form 10-K, have been examined by Holtz Rubenstein & Co. LLP, independent certified public accountants, as stated in their report, and are included in reliance upon the report of such firm and upon their authority as experts on accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents, which have been filed with the Commission by the Company, are incorporated herein by reference and made a part hereof. The
Commission file number for documents which are incorporated by reference is 0-13049, unless otherwise indicated.

                  1. The Company's Annual report on Form 10-K for the fiscal year ended August 31, 1998 filed with the Commission on December 9, 1998.

                  2.       The Company's  Registration Statement on Form S-3 and
                           amendments   thereto   filed   with  the   commission
                           commencing on June 18, 1998 and thereafter through November 19, 1998 and declared effective on November 20, 1998. Registration No. 333-57173.

                  3. The Company's Current Report on Form 8-K dated May 7, 1998 and amendments thereto.

                  4. The Company's Current Report on Form 8-K, together with exhibits, dated August 13, 1998 and filed with the Commission on August 14, 1998.

                  5. The Company's Current Report on Form 8-K, together with exhibits, dated September 17, 1998 and filed with the Commission on September 17, 1998.

                  6. The Company's Current Report on Form 8-K/A, together with audited financial statements for Reset, Inc. and Mercury Seven, Inc. and unaudited pro forma combined financial statements, dated November 10, 1998 and filed with the Commission on November 10, 1998.

                  7. The Company's Current Report on Form 8-K/A, together with audited financial statements of Zabit & Associates, Inc. and affiliate and unaudited statements and pro forma combined financial statements, filed with the Commission on November 30, 1998.

                  8. The section entitled "Description of Securities" in the Company's Registration Statement on Form S-1 (Registration No. 33-23910) declared effective on October 31, 1988.

                  In addition,  all documents  filed by the Company  pursuant to
Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement modified in a document incorporated by reference herein shall be deemed to be contained herein or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which is also incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                  A copy of the documents incorporated by reference in this Prospectus (not including exhibits to the incorporated documents unless the documents specifically incorporate the exhibits by reference) will be furnished without charge to each person, including any beneficial owner to whom this prospectus is delivered, on the written or oral request of such person. All such requests should be addressed to: Alex Alaminos, Investor Relations, Water-Jel Technologies, 243 Veterans Blvd., Carlstadt, NJ 07072.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

                  The Company's Certificate of Incorporation permits the Company to indemnify directors, officers, employees and agents to the fullest extent permissible under the Delaware General Corporation Law.

                  Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to any charter provision, by-law contract arrangements statute, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

------------------------------------------   -----------------------------------


No dealer,  salesman  or any other  person
has   been    authorized   to   give   any
information or to make any representations
other   than  those   contained   in  this
Prospectus   in   connection   with   this
offering  and,  if  given  or  made,  such
information or representations must not be
relied upon as having been  authorized  by
the  Company  or  the  Underwriters.  This
Prospectus does not constitute an offer to
sell, or the  solicitation  of an offer to
buy, any of the securities  offered hereby
in any  jurisdiction to any person to whom              298,875 Shares
it is  unlawful  to  make  such  offer  or              of Common Stock
solicitation in such jurisdiction. Neither             ($.01 Par Value)
the  delivery of this  Prospectus  nor any
sale  made  hereunder  shall,   under  any
circumstances, create any implication that
the   information   contained   herein  is
correct as of any time  subsequent  to the                X-ceed, Inc.
date hereof or that there has been no change in the affairs of the Company since such date.

       --------------------------

          TABLE OF CONTENTS

                                     PAGE         __________________________
AVAILABLE INFORMATION....................3
FORWARD-LOOKING STATEMENTS...............4
PROSPECTUS SUMMARY.......................4                PROSPECTUS
SELECTED FINANCIAL DATA..................9
THE OFFERING............................11        __________________________
RISK FACTORS............................11
USE OF PROCEEDS.........................19
SELLING SHAREHOLDERS....................19
PLAN OF DISTRIBUTION....................21
LEGAL MATTERS...........................21
EXPERTS.................................21
INCORPORATION OF CERTAIN INFORMATION
     BY REFERENCE.......................21
DISCLOSURE OF COMMISSION POSITION ON
     INDEMNIFICATION FOR SECURITIES ACT
     LIABILITIES........................23


       --------------------------

                                                       December ____, 1998



------------------------------------------   -----------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14.  Other Expenses of Issuance and Distribution

                  The expenses in connection with the issuance and distribution of the securities being registered hereunder are estimate as follows:

                  Blue Sky qualification fees and expenses..............$  2,000
                  Legal fees and expenses..................................5,000
                  Accountant's fees and expenses...........................3,000
                  Miscellaneous........................................    1,500
                  Total                                                  $11,500

ITEM 15.  Indemnification of Directors and Officers

                  Pursuant to Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), Article 7 of the Company's Certificate of Incorporation, a copy of which is filed as Exhibit 3(c) to this Registration Statement, provides that the Company shall indemnify, to the fullest extent permitted by Section 145 of the Delaware Corporation Law, as amended from time to time, each person that such section grants the Corporation the power to indemnify. Section 145 of the Delaware Corporation Law permits the Company to indemnify any person in connection with the defense or settlement of any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner that he reasonably believes to be in or not opposed to the best interests of the Company, and, with respect to any criminal action of proceeding, if he had no reasonable cause to believe that his conduct was unlawful. It the legal proceeding, however, is by or in the right of the Company, the director or officer may be indemnified by the Company against expense (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that he may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise.

                  Pursuant to Section 102(b)(7) of the Delaware Corporation Law,
Article 7 of the Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3(c) to this Registration Statement, provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (i) for breach of his duty of loyalty to the Company or its stockholders, (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (iii) under
Section 174 of the Delaware Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The aforesaid provision also eliminates the liability of any stockholder for managerial acts or omissions, pursuant to Section 350 of the Delaware Corporation Law or any other provision of Delaware law, to the same extent that such liability is limited for a director.

                  The  Company  maintains   directors  and  officers   liability
insurance.

ITEM 16.  Exhibits

(2)(b)     Certificate of Merger (1)
(2)(c)     Merger Agreement (1)
(2)(d) Agreement and Plan of Merger and Reorganization between X-ceed, Inc and Reset, Inc. (2)
(2)(e) Agreement and Plan of Merger by and among X-ceed, Inc., X-ceed Merger, Inc., Mercury Seven, Inc. and the Shareholders of Mercury Seven, Inc. (3)
(2)(f)     Certificate of Merger of Mercury Seven, Inc. into X-ceed Merger,
           Inc. (3)
(2)(g) Agreement and Plan of Merger among X-ceed, Inc., Zabit & Associates, Inc. and the Shareholders Named Therein (3)
(2)(h) Certificate of Merger of Zabit & Associates, Inc. and the Shareholders Named Therein (3)
(3)(a)     Certificate of Incorporation (Water-Jel), previous Amendments (3)(6)
           (7). (4)
(3)(b)     By-laws of the Registrant (4)
(3)(c)     Certificate of Incorporation of X-ceed, Inc. (5)
(4)(a)     Form of Common Stock (6)
(4)(b)     Form of Class A Warrant and Class B Warrants (7)
(4)(c)     Form of Warrant Agreement (7)
(5)        Opinion of McLaughlin & Stern, LLP*
(10)(d)    Copy of Non-Qualified Stock Option Plan (4)
(10)(e)    Copy of 1990 Stock Option Plan (8)
(10)(f)    Copy of 1995 Stock Option Plan (9)
(10)(g) Agreement and Plan of Merger dated as of May 17, 1996, by and among Water-Jel and Journeycraft, Inc. et al. (10)
(10)(h) Employment Agreement, dated as of July 1, 1996, by and among the Company and Nurit Kahane Haase (10)
(10)(i) Employment Agreement, dated as of December 11, 1996, by and among the Company and Werner Haase (10)
(10)(j) Stock Purchase Agreement among X-ceed, Inc., William Zabit and Joyce Weslowski (3)
(10)(k) Purchase Agreement by and among X-ceed, Inc., William Zabit and Joyce Weslowski (3)
(10)(l)    Employment Agreement of Scott Mednick (11)
(10)(m)    Employment Agreement of William Zabit (11)
(10)(n)    Copy of 1998 Stock Option Plan (12)
(23)(a)    Consent of Holtz Rubenstein & Co., LLP dated December 17, 1998*

         (23)(b)    Consent of McLaughlin & Stern, LLP (included in Exhibit 5)*
-----------------------------
         * Filed herewith

         (1) Incorporated by reference from the Company's Registration Statement on Form 8-K, dated February 27, 1998 and filed with the Commission on February 27,1998.

         (2) Incorporated by reference from the Company's Report on Form 8-K dated August 13, 1998 and filed with the Commission on August 14, 1998.

         (3) Incorporated by reference from the Company's Report on Form 8-K dated September 17, 1998 and filed with the Commission on September 17, 1998.

         (4) Incorporated by reference from Water-Jel's Registration Statement on Form S-18, File No. 2-90512-NY, initially filed with the Commission on January 8, 1998.

         (5) Incorporated by reference from the Company's Report on Form 8-K, dated February 27, 1998 and filed with the Commission on February 28,1998.

         (6) Incorporated by reference from the Company's Registration Statement on Form S-18 filed with the Commission on April 12, 1989, Commission File No. 2-90512-NY.

         (7) Incorporated by reference from the Company's Registration Statement on Form S-1, File No. 33-23910, initially filed with the Commission on August 23, 1998.

         (8) Incorporated by reference from the Company's Annual Report on From 10-K for the fiscal year ended August 31, 1990.

         (9) Incorporated by reference from the Company's Registration Statement on Form S-8, File No. 333-01685, initially filed with the Commission on March 13, 1996.

         (10) Incorporated by reference from the Company's Report on Form 8-K filed with the Commission on July 12, 1996.

         (11)   Incorporated  by  reference  from  the  Company's   Registration
Statement on Form S-3, Amendment No. 5 filed with the Commission on November 19, 1998, Registration No. 333-57173.

         (12) Incorporated by reference from the Company's Definitive Proxy Statement filed with the Commission on January 8, 1998.

ITEM 17.  Undertakings

                  The undersigned Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a) of the Act and (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represents a fundamental change in the information in the Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that if the information required to be included in a post-effective amendment is included in periodic reports filed or furnished to the Commission by the Company pursuant to section 13 or Section 15(d) of the Exchange Act, then the Company shall not be required to file a post-effective amendment.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of Company's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) In the event acceleration is requested by the Company and insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant, X-ceed, Inc., has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on December 17, 1998.

                                  X-CEED, INC.

                                  By: /s/ Werner G. Haase
                                      Werner G. Haase
                                      Chief Executive Officer

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Werner G. Haase his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre-effective and post-effective amendments to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 Signature                       Title                    Date

/s/ Scott Mednick            Chairman, Chief             12/17/98
Scott Mednick                Strategic Officer

/s/ Werner G. Haase          Chief Executive             12/17/98
Werner G. Haase              Officer, Co-Chairman

/s/ William Zabit            President                   12/17/98
William Zabit

/s/ Norman Doctoroff         Director                    12/17/98
Norman Doctoroff

/s/ John Bermingham          Director                    12/17/98
John Bermingham